UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
 Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of December 2018

Commission File Number 000-55246

Sundance Energy Australia Limited

(Translation of registrant’s name into English)

633 17th Street, Suite 1950
Denver, CO  80202

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

As previously disclosed, the shareholders of Sundance Energy Australia Limited (the “Company”) approved a 1-for-10 consolidation of the Company’s ordinary shares (the “Share Consolidation”). The Share Consolidation involves the conversion of every ten fully paid ordinary shares on issue into one fully paid ordinary share.  The Share Consolidation became effective on December 24, 2018.  Upon the effectiveness of the Share Consolidation, the number of ordinary shares the Company had on issue was reduced from 6.87 billion to 687 million.  Also following the Share Consolidation, the Company’s American Depositary Shares (“ADR”) ratio adjusted from 100 ordinary shares to one ADR to 10 ordinary shares to one ADR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sundance Energy Australia Limited

Date: January 7, 2019	By:	/s/ Cathy L Anderson
	Name:	Cathy L. Anderson
	Title:	Chief Financial Officer